Exhibit 99.2

BIONDVAX PHARMACEUTICALS LTD.

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

NIS IN THOUSANDS

UNAUDITED

INDEX

Page

Balance Sheets	F-2 - F-3

Statements of Comprehensive Loss	F-4

Statements of Changes in Shareholders’ Equity (Deficiency)	F-5 – F-7

Statements of Cash Flows	F-8- F-9

Notes to Interim Financial Statements	F-10 - F-13

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BIONDVAX PHARMACEUTICALS LTD.

BALANCE SHEETS

In thousands, except share and per share data

				Convenience
				Translation
				(Note 2c)
	December 31,	September 30,		September 30,
	2020	2020	2021	2021
	Audited	Unaudited		Unaudited
		N I S		U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	9,421	24,774	34,672	10,738
Other receivables	1,204	2,930	1,426	442

	10,625	27,704	36,098	11,180
LONG-TERM ASSETS:
Property, plant and equipment	39,607	39,889	38,607	11,956
Right-of-use assets	6,206	6,433	5,874	1,819
Other long-term assets	473	891	446	138

	46,286	47,213	44,927	13,913

	56,911	74,917	81,025	25,093

The accompanying notes are an integral part of the interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

BALANCE SHEETS

In thousands, except share and per share data

					Convenience
					Translation
					(Note 2c)
	December 31	September 30,			September 30,
	2020	2020	2021		2021
	Audited	Unaudited			Unaudited
		N I S			U.S. dollars
CURRENT LIABILITIES:
Trade payables	1,868	8,213	3,313		1,026
Operating lease liabilities	654	653	777		241
Loan from others	60,421	-	64,488		19,972
Other payables	1,246	2,289	1,693		524

	64,189	11,155	70,271		21,763
LONG-TERM LIABILITIES:
Operating lease liabilities	6,088	6,268	5,905		1,829
Loan from others	-	59,242	-		-
Other payables	1,135	-	568		176
Severance pay liability, net	95	93	95		29

	7,318	65,603	6,568		2,034
SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value: Authorized: 1,800,000,000 shares at September 30, 2021 (unaudited) and 600,000,000 shares at September 30, 2020 (unaudited) and at December 31, 2020; Issued and outstanding: 573,285,824 shares at September 30, 2021 (unaudited), 460,822,640 shares at September 30, 2020 (unaudited) and 461,285,824 shares at December 31, 2020	- *)	- *)	-	*)	-	*)
Share premium	310,197	308,855	358,204		110,933
Accumulated deficit	(324,793)	(310,696)	(354,018)		(109,637)

	(14,596)	(1,841)	4,186		1,296

	56,911	74,917	81,025		25,093

*)	Represents less than NIS\USD 1.

The accompanying notes are an integral part of the interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF COMPREHENSIVE LOSS

In thousands, except share and per share data

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2020	2020	2021	2020	2021	2021
	Audited	Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands, except per share data)
Operating expenses:
Research and development, net of participations	51,463	12,579	2,024	43,595	6,677	2,068
Marketing, general and administrative	16,687	7,303	6,201	12,423	17,208	5,329
Other income	(75,484)	(75,485)	-	(75,485)	-	-

Total operating expenses (income)	(7,334)	(55,603)	8,225	(19,467)	23,885	7,397

Operating income (loss)	7,334	55,603	(8,225)	19,467	(23,885)	(7,397)

Financial income	3,843	-	1,980	5,034	2,802	868
Financial expense	(15,632)	(288)	(2,801)	(14,859)	(8,142)	(2,522)

Net Income (loss)	(4,455)	55,315	(9,046)	9,642	(29,225)	(9,051)

Basic net income (loss) per share (NIS)	(0.01)	0.12	(0.02)	0.02	(0.05)	(0.02)
Diluted net income (loss) per share (NIS)	(0.01)	0.10	(0.02)	0.02	(0.05)	(0.02)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	443,260,878	461,046,640	573,205,607	437,381,202	559,239,052	559,239,052
Weighted average number of shares outstanding used to compute diluted income (loss) per share	443,260,878	538,495,403	573,205,607	497,489,765	559,239,052	559,239,052

The accompanying notes are an integral part of the interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

In thousands, except share and per share data

	Share capital		Share premium	Accumulated deficit	Total equity (deficiency)
	Unaudited
	NIS in thousands

Balance as of January 1, 2021	-	*)	310,197	(324,793)	(14,596)

Total comprehensive loss	-		-	(29,225)	(29,225)
Issuance of shares, net	-		41,448	-	41,448
Share-based compensation	-		6,559	-	6,559

Balance as of September 30, 2021	-	*)	358,204	(354,018)	4,186

Balance as of September 30, 2021 (convenience translation into U.S. dollars (see Note 2c)	-	*)	110,933	(109,637)	1,296

	Share capital		Share premium	Accumulated deficit	Total deficiency
	Unaudited
	NIS in thousands

Balance as of July 1, 2021	-	*)	356,358	(344,972)	11,386

Issuance expenses	-		(681)	-	(681)
Total comprehensive loss	-		-	(9,046)	(9,046)
Share-based compensation	-		2,527	-	2,527

Balance as of September 30, 2021	-	*)	358,204	(354,018)	4,186

Balance as of September 30, 2021 (convenience translation into U.S. dollars (see Note 2c)	-	*)	110,933	(109,637)	1,296

*)	Represents less than NIS\USD 1.

The accompanying notes are an integral part of the interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

In thousands, except share and per share data

	Share capital		Share premium	Accumulated deficit	Total deficiency
	Unaudited
	NIS

Balance as of January 1, 2020	-	*)	255,285	(320,338)	(65,053)

Total comprehensive income	-		-	9,642	9,642
Exercise of warrants	-		45,274	-	45,274
Exercise of options	-		166	-	166
Share-based compensation	-		8,130	-	8,130

Balance as of September 30, 2020	-	*)	308,855	(310,696)	(1,841)

Balance as of September 30, 2020 (convenience translation into U.S. dollars (see Note 2c)	-	*)	95,650	(96,220)	570

	Share capital		Share premium	Accumulated deficit	Total deficiency
	Unaudited
	NIS in thousands

Balance as of July 1, 2020	-	*)	304,089	(366,011)	(61,922)

Total comprehensive loss	-		-	55,315	55,315
Exercise of warrants	-		166	-	166
Share-based compensation	-		4,600	-	4,600

Balance as of September 30, 2020	-	*)	308,855	(310,696)	(1,841)

Balance as of September 30, 2020 (convenience translation into U.S. dollars (see Note 2c)	-	*)	95,650	(96,220)	570

*)	Represents less than NIS\USD 1.

The accompanying notes are an integral part of the interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

In thousands, except share and per share data

	Share capital		Share premium	Accumulated deficit	Total deficiency
	Audited
	NIS in thousands

Balance as of January 1, 2020	-	*)	255,285	(320,338)	(66,053)

Total comprehensive loss	-		-	(4,455)	(4,455)

Exercise of warrants	-		45,274	-	45,274
Exercise of options	-		166	-	166
Share-based compensation	-		9,472	-	9,472

Balance as of December 31, 2020	-	*)	310,197	(324,793)	(14,596)

Balance as of December 31, 2020 (convenience translation into U.S. dollars (see Note 2c)	-	*)	95,065	(100,586)	5,521

*)	Represents less than NIS\USD 1.

The accompanying notes are an integral part of the interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2020	2020	2021	2020	2021	2021
	Audited	Unaudited				Unaudited
	N I S					U.S. dollars
Cash flows from operating activities:
Net income (loss)	(4,455)	55,315	(9,046)	9,642	(29,225)	(9,051)

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation of property, plant and equipment and right-of-use assets	2,436	626	612	1,830	1,821	564
Net financial expenses (income)	12,940	285	(1,803)	13,347	(2,274)	(704)
Capital gain	(160)	-	-	(160)	-	-
Incease (decrease) in liability with respect to loans from others	(63,359)	(62,799)	240	(64,538)	4,067	1,260
Decrease in liability with respect to government grants	(14,812)	(12,686)	-	(14,812)	-	-
Share-based compensation	9,472	4,600	2,527	8,130	6,559	2,030
Change in employee benefit liabilities, net	6	1	-	4	-	-
	(53,477)	(69,973)	1,576	(56,199)	10,173	3,150
Changes in asset and liability items:
Decrease (increase) in other receivables	(548)	(463)	1,215	(2,274)	(252)	(78)
Increase (decrease) in trade payables	(15,194)	4,143	678	(8,849)	1,445	447
Increase (decrease) in short- and long-term other payables	1,178	681	(614)	1,086	(121)	(37)

	(14,564)	4,361	1,279	(10,037)	1,072	332
Cash paid and received during the year for:
Interest paid	(45)	(15)	4	(39)	19	6
Interest received	2	-	-	1	-	-

	(43)	(15)	4	(38)	19	6

Net cash flows used in operating activities	(72,539)	(10,312)	(6,187)	(56,632)	(17,961)	(5,563)

*)	Represents an amount lower than NIS\USD 1.

The accompanying notes are an integral part of the interim financial statements

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2020	2020	2021	2020	2021	2021
	Audited	Unaudited				Unaudited
	N I S					U.S. dollars
Cash Flows from Investing Activities:
Purchase of property and equipment	(6,132)	(3,348)	(4)	(6,035)	(132)	(41)
Proceeds from sale of property and equipment	160	-	-	160	-	-
Increase (decrease) in other long term assets	37	-	(9)	(381)	27	8
						-
Net cash used in investing activities	(5,935)	(3,348)	(13)	(6,256)	(105)	(33)

Cash Flows from Financing Activities:

Repayment of operating lease liabilities	(1,240)	(306)	(307)	(928)	(930)	(288)
Proceeds from exercise of options to employees	166	166	-	166	-	-
Proceeds from exercise of warrants to public	14,790	-	-	14,790	-	-
Proceeds from issuance of shares, net of issuance costs	-	-	(681)	-	41,448	12,836

Net cash provided by (used in) financing activities	13,716	(140)	(988)	14,028	40,518	12,548

Exchange differences on balances of cash and cash equivalents	1,712	(178)	1,977	1,168	2,799	868

Increase (decrease) in cash and cash equivalents	(63,046)	(13,978)	(5,211)	(47,692)	25,251	7,820
Balance of cash and cash equivalents at the beginning of the period	72,467	38,752	42,506	72,467	9,421	2,918

Balance of cash and cash equivalents at the end of the period	9,421	24,774	34,672	24,775	34,672	10,738

Non cash financing activities

Exercise of warrants to the public	30,484	-	-	30,484	-	-

The accompanying notes are an integral part of the interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 1: GENERAL

a.	BiondVax Pharmaceuticals Ltd. (“the Company”) is focused on developing and ultimately commercializing products for prevention and treatment of infectious diseases and related illnesses. The Company was incorporated on July 21, 2003 in Israel, and started its activity on March 31, 2005. The Company’s principal executive offices and main laboratory are located at Jerusalem BioPark, 2nd floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, next to Hadassah University Hospitals and Hebrew University’s Medical School.

b.	On May 15, 2015, the Company completed a public offering of securities in the United States.

c.	On March 28, 2017, the Company received an approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel, for a grant (“the Grant”) representing 20% of a NIS 20,000 budget to be utilized towards the construction of a factory for the production of Phase 3 and commercial batches of the Company’s product. The receipt of the Grant was subject to certain terms and conditions, including those outlined under the Israeli Encouragement of Capital Investment Law,1959. The terms and conditions included, inter alia, the following: (a) at least 24% of the investments in the planned manufacturing facility’s fixed assets would be financed by additional share capital; (b) the Company would maintain its intellectual property and manufacturing facility in Israel for a period of at least 10 years.

To the report date the Investment Center of the Ministry of Economy and Industry of the State of Israel has yet to approve the grant to the company.

d.	On June 19, 2017, the Company entered into a Finance Contract with the European Investment bank (EIB) for a total amount of € 20,000 (approximately $ 23,200) and up to 50% of the Company’s expected cost of developing and marketing the Company’s product candidate, M-001. In addition, as repayment features, EIB was entitled to receive the higher between 3% of any M-001 sales revenues for a period of ten years, or realizing a cash-on-cash multiple of 2.8 times.

e.	On April 22, 2019, the EIB agreed to expand the 2017 financing agreement to the Company by an additional € 4,000 to a total of € 24,000 (approximately $ 27,600).

f.	On October 23, 2020, the Company announced Phase 3 clinical trial results of its M-001 universal vaccine product. The results did not demonstrate a statistically significant difference between the vaccinated group and the placebo group in reduction of flu illness and severity. Therefore, the study failed to meet both the primary and secondary efficacy endpoints. However, the study’s primary safety endpoint was met.

g.	On January 26, 2021, the EIB notified us, among other things, that they will not consider the failure of our pivotal phase 3 trial for M-001 to meet the primary and secondary efficacy endpoints as a trigger for prepayment of the loan extended under the Finance Contract.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 1: GENERAL (Cont.)

However, the EIB cautioned us that their letter is not a consent, agreement, amendment or waiver in respect of the terms of the Finance Contract, reserving any other right or remedy the EIB may have now or subsequently. There is no guarantee that the decision by the EIB in their letter will not change at any time and without any notice or that the EIB will not determine that an event of default has occurred under the Finance Contract, which could result in all loans extended under the Finance Contract being accelerated and secured creditor remedies being exercised. If some or all of the loans under the Finance Contract are accelerated by the EIB, or secured creditor remedies are exercised, we expect such events to adversely impact our ability to continue as a going concern.

As of September 30, 2021, the EIB loan balance is $19,971 (approximately NIS 64,488).

h.	In the nine months ended September 30, 2021, the Company incurred a loss of NIS 29,225 ($ 9,051) and negative cash flows from operating activities of NIS 17,961 ($ 5,563) and it has an accumulated deficit of NIS 354,018 ($ 109,637) as of that date.

To date the Company has not generated any revenues and will need additional funds to finance its operations in the future.

Furthermore, the Company intends to continue to finance its operating activities by raising capital. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for its long-term research, development and potential commercialization activities.

If the Company will not have the sufficient liquidity resources, the Company may not be able to continue the development of its prospective products or may be required to implement a cost reduction and may be required to delay part of its development program. The Company’s management and Board of Directors are of the opinion that its current financial resources will be sufficient to continue the operations of the Company for at least the next twelve months.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:- CONVENIENCE TRANSLATION INTO U.S. DOLLARS

The financial statements as of September 30, 2021 and for the nine months then ended have been translated into dollars using the representative exchange rate as of that date ($ 1 =  NIS 3.229). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these statements.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in a condensed format as of September 30, 2021, and for the three and nine months then ended (“interim financial statements”). These financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2020, and for the year then ended and accompanying notes (“annual financial statements”).

Basis of preparation of the interim financial statements

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”, and in accordance with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies and methods of computation adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements.

NOTE 4: MAJOR EVENTS DURING THE PERIOD

a.	On January 21, 2021, the Company announced the appointment of Amir Reichman as its new Chief Executive Officer. Mr. Reichman and Dr. Ron Babecoff, its founder and former CEO, shared duties during a transition period while Mr. Reichman completed his former work obligations. Effective March 2, 2021, Mr. Reichman assumed the CEO position full time and Dr. Babecoff continued as Senior Advisor to the Company.

b.	On February 2, 2021, the Company closed an underwritten offering in which it sold 2,434,783 ADSs at a public offering price of $4.95 per ADS. On February 10, 2021, Aegis Capital Corp., the sole bookrunning manager for the underwritten offering, fully exercised its over-allotment option to purchase an additional 365,217 ADSs, bringing total gross proceeds to the Company from the offering including exercise of the over-allotment option of approximately $13,800. The Company received a net sum of $12,836 (approximately NIS 41,448).

c.	On April 6, 2021, the Company held an Extraordinary Meeting of Shareholders (the “Meeting”). At the Meeting, among other approved resolutions, the Company approved grants to the board members and CEO:

1.	30,000 RSUs to 6 directors, to vest in equal monthly installments during a period of three (3) years (if they continue to serve as directors) commencing one (1) month following the date of shareholder approval and would become fully vested, in accordance with the terms of the grant, on April 6, 2024. The RSUs would be subject to accelerated vesting in the event of a change of control.

2.	Options to purchase 150,000 ADSs of the Company at an exercise price of the greater of (i) $6.95, which is the greater of (x) 130% of the average closing price on Nasdaq during the 30 trading days prior to board approval and (y) 130% of the weighted average closing price on Nasdaq during the 30 calendar days prior to board approval), and (ii) 100% of the weighted average closing price on Nasdaq in the 30 calendar days prior to shareholder approval. The options, which would include the ability to exercise on a cashless basis, would vest in equal monthly installments during a period of three (3) years commencing one (1) month following the date of shareholder approval and would become fully vested, in accordance with the terms of the grant, on April 6, 2024. The options would be subject to accelerated vesting and would become immediately exercisable in the event of a change of control. In addition, the options would have a term of ten (10) years following the date of shareholder approval and, to the extent the options are vested, such vested options would continue to be exercisable during such term in the event of termination of service to the Company without cause.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 4: MAJOR EVENTS DURING THE PERIOD (cont.)

3.	An amendment to the Company’s Articles of Association increasing the registered share capital of the Company by an additional 1,100,000,000 Ordinary Shares (the equivalent of 27.5 million ADSs) such that the total registered share capital of the Company would consist of 1,800,000,000 Ordinary Shares, no par value (the equivalent of 45 million ADSs).

4.	The Company will issue to the new CEO 600,000 restricted share units (the “RSUs”) under the Company’s 2018 Israeli Share Option Plan, which will vest over a period of five years, 20% to vest each year on the anniversary date of the commencement date, and would become fully vested, in accordance with the terms of the grant, on March 2, 2026. The ADSs underlying the RSUs may not be sold by Mr. Reichman during the term of his employment.

5.	The shareholders approved the amendment to the following options held by directors of the Company, as follows: Mr. Mark Germain (130,710 options), Prof. Avner Rotman (20,000 options), Mr. Adi Raviv (18,000 options), Prof. George H. Lowell (20,000 options), Dr. Morris Laster (18,000 options), Dr. Yael Margolin (18,000 options) and Mr. Isaac Devash (18,000 options) as follows:

a. accelerated vesting and the ability to immediately exercise such options in the event of a change of control; and

b. to the extent vested, allow the options to be exercised during the existing ten (10) year terms of the options in the event of the foregoing directors’ termination of service to the Company without cause.

NOTE 5: SUBSEQUENT EVENTS

a.	On October 19, 2021 the company signed a term sheet that includes binding financial terms of contemplated definitive agreements with the Max Planck Society and the University Medical Center Göttingen in Germany, including an exclusive worldwide licensing of novel COVID-19 VHH antibody candidates. The parties intend to enter into a 5-year strategic research collaboration including an option for BiondVax to license innovative VHH antibodies. Frequently referred to as nanobodies, VHH antibodies have the potential to serve as therapeutics and diagnostics for many diseases. The transaction is subject to execution of definitive agreements.

Binding terms of the term sheet, which would be included in the definitive agreements, include upfront, milestone and royalty-based cash and stock payments by BiondVax to MPG and UMG. The parties aim to complete definitive agreements by late January, although there is no guarantee if and when the parties will execute the definitive agreements.

b.	The European Investment Bank (EIB) has indicated that it supports BiondVax’s new strategic turnaround plans. The parties are currently in discussions to renegotiate the terms of the EIB’s €24 million loan to BiondVax in a manner that would serve both parties’ long-term interests. BiondVax will update its shareholders regarding terms of such negotiations if and once the parties reach an agreement.

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